CNIT CUTS 2015 NET LOSS TO $7.5 MILLION FROM $29.2 MILLION IN 2014;

GROSS MARGIN RISES TO 37.96% FROM 27.15%

SHENZHEN, China, April 22, 2016 -- China Information Technology, Inc. (Nasdaq:CNIT), a leading provider of internet-based platforms and digital advertising technologies and services in China, today said that, for the year ended December 31, 2015, the company had a net loss of ($7,504,262), or ($.22) per basic share, on revenue of $10,284,868 compared to a net loss of ($29,231,347), or ($.96) per basic share, on revenue of $38,634,747 for the year ended December 31, 2014.

These figures, said CNIT, are the result of the company’s business transition, beginning in 2014, from an IT system integrations provider to the government sector to an internet-based solutions and services provider to private enterprises -- a role that enables higher sales margins and greater potential profitability. This transition included certain financial adjustments during 2015, including write-offs of receivables and intangible assets associated with the company’s discontinued government business as well as the disposal of certain traditional IT businesses and real estate assets, in order to reduce debt and improve working capital.

The company’s decrease in 2015 revenue was primarily due to a continued shifting of hardware production from its own factory over to OEM partners, resulting in hardware revenue decreasing to $4.95 million as compared to $22.63 million in 2014. Overall 2015 revenue was also reduced as a result of CNIT’s strategic transformation from a traditional IT business to a cloud-based business, producing a decrease in revenue for software and system integration services to $3.20 million and $1.01 million, respectively, in 2015, from $10.37 million and $4.82 million, respectively, in 2014.

However, during 2015 CNIT increased its gross margin to 37.96%, from 27.15% in 2014. This increase primarily resulted from the company's aforementioned shift from a hardware to a cloud-based technology business model.

The company’s net loss total for 2015 included a non-operating gain of $29,994,037 derived from the sale of Fuyong Industrial Park, a real estate property no longer vital to CNIT due to the company’s shift away from hardware production. CNIT utilized the proceeds from this sale to significantly reduce its short-term debt to $15.27 million at year-end, down from $51.82 million at the end of 2014, as well as to improve its working capital.

In the fourth quarter of 2015, the company disposed of the equity interests in Geo and Zhongtian, two subsidiaries of CNIT’s variable interest entity, iASPEC Geo Information Technology Company Limited. As a result, the operations of Geo and Zhongtian have been presented as discontinued operations for all periods in CNIT’s consolidated financial statements.

“We believe our 2015 results provide ample evidence that our transition to a leading cloud-based digital advertising provider is well underway,” said CNIT CEO and chairman, Mr. Jianghuai Lin. This transition, he said, has not only produced increased margins, reduced debt, eliminated unnecessary assets and increased working capital, but has also included several major agreements for sales of the company’s elevator-based digital advertising terminals.

The latest such agreements, announced on April 12, called for the sale of a minimum of 8,500 terminals to be installed in elevators in 20 major cities across China and will net CNIT at least $5.2 million in 2016, said Mr. Lin.

In addition, he said, these terminals are now penetrating new markets including educational software and conference training, expected to contribute meaningful high-margin revenue for CNIT this year and beyond.

Not only does the company receive sales revenue from its terminals, said Mr. Lin, it also collects recurring monthly maintenance and safety service revenue for the life of each unit.

On top of this, he said, the company can receive additional terminal-related revenue through customers’ use of CNIT’s Yunfa Net advertising delivery system.

Yunfa Net enables advertisers -- usually smaller companies or their advertising agencies -- to design ads on their PC or mobile app and transmit them automatically to the digital ad terminals of their choice across China. The system, which has proven to both cut the cost of advertising by as much as 50 percent and enable these ads to be easily targeted to a customer’s most likely customers, won the 2016 Golden Peacock Excellent Award as China’s leading innovation in digital advertising technology.

“We believe Yunfa Net, now acknowledged as among our country’s most efficient digital ad technologies, will continue to make a very important, high-margin revenue contribution for us -– and we expect this contribution to grow with each successive quarter.”

In addition, said Mr. Lin, the company will continue in 2016 to emphasize four other strategies, including tightly controlling company costs, reinforcing cash collection policies to shorten the company’s days of sales outstanding, streamlining purchase order management in order to reduce inventory, and obtaining new government subsidies to be used for developing and marketing additional high-margin cloud-based software solutions.

These measures, he said, combined with the company’s steadily increasing sales, should enable CNIT to become profitable by the fourth quarter of 2016.

Mr. Lin added that he believes the company’s current cash and cash equivalents, anticipated cash flows from operations in 2016, and additional availability under its borrowing facilities will be sufficient to meet CNIT’s operating and financial obligations for the remainder of the calendar year.

About China Information Technology, Inc.
China Information Technology, Inc. (NASDAQ: CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, city safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.en.chinacnit.com.

Safe Harbor Statement
This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.en.chinacnit.com

or

Asia IR-PR
Jimmy Caplan
Tel: +512-329-9505
Email: jimmy@asia-irpr.com
or
Media Relations: Asia IR-PR
Rick Eisenberg
Tel: +212-496-6828
Email: rick@asia-irpr.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
DECEMBER 31, 2015 AND 2014
Expressed in U.S. dollars (Except for share amounts)

	December 31	December 31
	2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,786,846	$6,689,848
Restricted cash	868,317	11,153,170
Accounts receivable, net	3,180,138	6,786,596
Bills receivable	-	358,273
Advances to suppliers	2,526,607	1,174,148
Inventories	2,141,093	3,959,031
Other current assets	5,412,720	10,773,310
Assets held for sale-current	-	13,032,000
Current assets from discontinued operations	13,272,186	30,349,676
TOTAL CURRENT ASSETS	31,187,907	84,276,052

Assets held for sale-noncurrent	-	20,270,434
Deposit for purchase of land use rights	14,020,901	14,799,874
Property, plant and equipment, net	8,372,961	8,921,397
Intangible assets, net	2,530,103	3,494,014
Goodwill	4,753,454	12,118,817
Deferred tax assets	460,237	4,270,042
Other non-current assets	4,766,141	-
Non-current assets from discontinued operations	-	31,255,179
TOTAL ASSETS	$66,091,704	$179,405,809

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$15,272,986	$51,823,869
Accounts payable	6,943,248	9,440,296
Bills payable	1,322,912	23,732,737
Advances from customers	2,651,156	1,183,733
Accrued payroll and benefits	396,026	938,086
Deposit for assets held for sale	-	13,032,000
Other payables and accrued expenses	4,570,298	6,952,957
Amounts due to related parties	141,972	851,262
Income tax payable	3,083,792	3,374,658
Derivative Liability – Warrants	1,156,386	-
Current liabilities from discontinued operations	-	28,989,570
TOTAL CURRENT LIABILITIES	35,538,776	140,319,168

Long-term bank loans	-	214,630
Amounts due to related parties	12,359	13,065
Deferred tax liabilities	86,332	66,951
Non-current liabilities from discontinued operations	-	213,186
TOTAL LIABILITIES	35,637,467	140,827,000

COMMITMENTS AND CONTINGENCIES
Ordinary shares, par $0.01; shares issued and outstanding, 2015; 120,000 shares; 2014: 475,000 shares	360,000	1,425,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 2015: 39,211,364 shares; 2014: 31,768,875 shares	416,546	335,271
Treasury stock, 2015: 1,402,448 shares; 2014: 717,448 shares	(7,117,500)	(4,290,000)
Additional paid-in capital	144,000,767	126,862,049
Reserve	13,812,095	14,755,946
Deficit earnings	(154,979,095)	(142,910,476)
Accumulated other comprehensive income	24,551,707	24,755,457
Total equity of the Company	20,684,520	19,508,247
Non-controlling interest	9,409,717	17,645,562
Total equity	30,094,237	37,153,809

TOTAL LIABILITIES AND EQUITY	$66,091,704	$179,405,809

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
Expressed in U.S. dollars (Except for share amounts)

	2015	2014	2013
Revenue – Hardware	$4,953,139	$22,628,612	$46,114,109
Revenue – Software	3,200,905	10,366,560	2,923,397
Revenue - System integration	1,012,088	4,822,003	5,422,151
Revenue – Others	1,118,736	817,572	960,174
TOTAL REVENUE	10,284,868	38,634,747	55,419,831

Cost – Hardware	2,910,334	18,769,338	38,829,515
Cost - Software	1,267,834	4,086,717	1,559,861
Cost - System integration	1,745,647	4,480,388	4,733,815
Cost – Others	457,390	809,947	743,972
TOTAL COST	6,381,205	28,146,390	45,867,163

GROSS PROFIT	3,903,663	10,488,357	9,552,668

Administrative expenses	11,223,502	20,837,181	88,699,489
Research and development expenses	3,446,867	1,477,246	2,190,074
Selling expenses	2,661,545	4,240,097	4,893,234
Impairment of property, plant and equipment	4,616,679	827,319	29,976,990
Impairment of intangible assets and goodwill	8,918,427	7,015,727	2,008,249
LOSS FROM OPERATIONS	(26,963,357)	(23,909,213)	(118,215,368)

Subsidy income	501,404	676,159	1,491,280
Gain on sale of assets	29,994,037	-	-
Other income (loss), net	776,233	(407,616)	1,241,666
Interest income	76,716	408,121	447,586
Interest expense	(3,116,777)	(5,858,770)	(4,934,479)
Warrant expense	(5,657,988)	-	-

Loss from continuing operations before income taxes	(4,389,732)	(29,091,319)	(119,969,315)

Income tax (expense ) benefit	(4,305,028)	4,599,559	(1,731,145)

Loss from continuing operations	(8,694,760)	(24,491,760)	(121,700,460)
Less: Net (income) loss attributable to the non-controlling interest	(308,473)	404,662	3,188,700
NET LOSS ATTRIBUTABLE TO THE COMPANY - continuing operations	$(9,003,233)	(24,087,098)	$(118,511,760)

Discontinued operations (Note 15)
Income (loss) from discontinued operations before income taxes (including pretax gain on sale of Geo: $7.0 million in 2015 and pretax loss on sale of Zhongtian: $3.3 million in 2015)	1,667,853	(5,049,880)	(340,167)
Income tax expense	(168,882)	(210,658)	(165,400)
Income (loss) from discontinued operations	1,498,971	(5,260,538)	(505,567)
Less: Net (income) loss attributable to the non-controlling interest	-	116,289	(219,496)
NET INCOME ( LOSS) ATTRIBUTABLE TO THE COMPANY-discontinued operations	$1,498,971	(5,144,249)	$(725,063)
NET LOSS	$(7,195,789)	(29,752,298)	$(122,206,027)
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(7,504,262)	(29,231,347)	$(119,236,823)

(Loss) earnings per share - Basic and Diluted
CONTINUING OPERATIONS
Basic	$(0.26)	$(0.79)	$(4.33)
Diluted	$(0.26)	$(0.79)	$(4.33)

DISCONTINUED OPERATIONS
Basic	$0.04	$(0.17)	$(0.03)
Diluted	$0.04	$(0.17)	$(0.03)

NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(0.22)	$(0.96)	$(4.36)
Diluted	$(0.22)	$(0.96)	$(4.36)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
Expressed in U.S. dollars
	2015	2014	2013
OPERATING ACTIVITIES
Net loss	$(7,195,789)	$(29,752,298)	$(122,206,027)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations:
(Income) loss from discontinued operations, net of income taxes	$(1,498,971)	$5,260,538	$505,567
Provision for losses on accounts receivable and
other current assets	2,659,499	6,398,463	67,038,645
Impairment of intangible assets and goodwill	8,918,427	7,015,727	2,008,249
Provision for obsolete inventories	274,663	3,808,307	881,916
Depreciation	1,665,257	2,135,644	7,839,674
Amortization of intangible assets and land use rights	876,237	917,780	1,227,743
(Gain) loss on sale of property and equipment and land use rights	(30,005,007)	(6,550)	79,197
Loss on disposal of inventories	-	476,597	-
Stock-based payment compensation for consulting services	98,483	120,167	-
Stock-based compensation	102,282	81,615	6,900,000
Impairment of property, plant and equipment	4,616,679	827,319	29,976,990
Change in deferred income tax	3,761,084	(4,603,763)	1,836,586
Warrant expense	5,657,988	-	-
Changes in operating assets and liabilities, net of effects of business acquisitions and dispositions:
(Increase) decrease in accounts receivable	2,914,918	(1,497,285)	3,957,348
Decrease in inventories	1,546,570	6,019,174	657,081
Decrease (increase) in other receivables and prepaid expenses	(1,089,481)	(3,435,388)	(3,759,271)
Decrease (increase) in advances to suppliers	(1,708,552)	5,781,743	(2,209,123)
(Increase) decrease in restricted cash	9,566,303	(1,515,573)	1,013,285
Increase (decrease) in amounts due to/from related parties	(1,088,001)	1,126,768	538,537
(Decrease) increase in other payables and accrued expenses	(2,736,926)	(3,808,563)	3,150,366
(Decrease) increase in advances from customers	1,598,944	(2,017,504)	315,628
(Decrease) increase in accounts payable and bills payable	(24,134,831)	(6,018,929)	(10,354,585)
Increase (decrease) in income tax payable	(118,973)	171,552	(41,816)
Net cash used in continuing operations	(25,319,197)	(12,514,459)	(10,644,010)
Net cash provided by (used in) operating activities from discontinued operations	(595,404)	(115,066)	(733,530)
Net cash used in operating activities	(25,914,601)	(12,629,525)	(11,377,540)

INVESTING ACTIVITIES
Deposit (paid) received for assets held-for sale	(20,717)	13,024,000	-
Deposit refunded of land use rights	-	3,355,088	1,437,368
Cash acquired in Biznest acquisition	-	67,506	-
Proceeds from sale of property and equipment	55,101	6,561	226,109
Consideration paid for acquisition of Biznest	(1,488,969)	(5,951,968)	-
Investment in Geo	-	(128,901)	-
Capitalized and purchased software development costs	(66,870)	(1,353,028)	(95,162)
Purchases of property and equipment	(3,004,209)	(529,053)	(1,721,113)
Investment in Zhongtian	-	(638,723)	(378,144)
Cash received for sale of assets held for sale	45,052,000	-	-
Net cash provided by (used in) investing activities from continuing operations	40,526,336	7,851,482	(530,942)
Net cash provided by (used in) investing activities from discontinued operations	1,558,581	(1,530,773)	(2,697,359)
Net cash provided by (used in) investing activities	42,084,917	6,320,709	(3,228,301)

FINANCING ACTIVITIES
Borrowings under short- term loans	44,584,103	58,862,064	92,580,008
Common stock issued for cash	12,786,353	3,683,028	9,000,000
Decrease (increase) in restricted cash in relation to bank borrowings	543,300	256,427	(610,153)
Borrowings under long-term loans	-	-	350,534
Repayment of short-term loans	(79,952,564)	(56,153,075)	(87,876,246)
Repurchase of ordinary shares	(1,310,184)	(1,290,000)	(3,000,000)
Repayment of long-term loans	(97,751)	(94,279)	(147,923)
Cash paid to warrant holders	(542,806)	-	-
Net cash provided by (used in) financing activities from continuing operations	(23,989,549)	5,264,165	10,296,220
Net cash provided by (used in) financing activities from discontinued operations	(147,237)	1,131,223	4,422,085
Net cash (used in) provided by financing activities	(24,136,786)	6,395,388	14,718,305
Effect of exchange rate changes on cash and cash equivalents	564,125	19,027	223,130

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,402,345)	105,599	335,594
CASH AND CASH EQUIVALENTS, BEGINNING	11,189,191	11,083,592	10,747,998
CASH AND CASH EQUIVALENTS, ENDING $	3,786,846	$11,189,191	$11,083,592
Less cash and cash equivalents from discontinued operations	$-	$4,499,343	$5,038,900
CASH AND CASH EQUIVALENTS FROM CONTINUING OPRATIONS, end of period $	3,786,846	$6,689,848	$6,044,692

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	188,932	$382,741	$405,948
Interest	3,769,498	$6,593,549	$5,537,477